

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2022

Eddie Ni
Chief Executive Officer
Goldenstone Acquisition Limited
4360 E. New York St.
Aurora, IL 60504

> **Re: Goldenstone Acquisition Limited**
> **Amendment No. 6 to**
> **Registration Statement on Form S-1**
> **Filed March 8, 2022**
> **File No. 333-257209**

Dear Mr. Ni:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Management, page 88

1. Please provide the missing information in Mr. McKeage's biography in a pre-effective amendment.

Exhibits

2. We note that you have amended your Warrant Agreement filed as Exhibits 4.5 to remove the statement that the exclusive forum provision does not apply to actions arising under the Securities Act. To the extent that the exclusive forum provision in your Warrant Agreement does not apply to actions arising under the Securities Act, please tell us how you will inform investors in future filings. In this regard, we note your disclosure on page

50 that the exclusive forum agreement in the Warrant Agreement will not apply to any complaint asserting a cause of action arising under the Securities Act.  Alternatively, if the Warrant Agreement does apply to actions arising under the Securities Act, please revise your prospectus accordingly, and state that there is uncertainty as to whether a court would enforce such a provision.  Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

 You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell, Legal Branch Chief, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:    Giovanni Caruso